September 23, 2011
Via EDGAR Submission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Re:	Acadia Healthcare Company, Inc. (the “Company”) Registration Statement on Form S-4/A File No. 333-175523
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-175523), as amended (the “Registration Statement”), to 3:00 p.m. Eastern Time, on Monday, September 26, 2011 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 23, 2011

          Please contact R. Henry Kleeman of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2055, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Acadia Healthcare Company, Inc.
By:	/s/ Christopher Howard
Name: Christopher Howard
Title: Executive Vice President, General
Counsel and Secretary

cc:	R. Henry Kleeman Kirkland & Ellis LLP